

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Joshua A. Kazam
Chief Executive Officer
Nile Therapeutics, Inc.
4 West 4th Avenue, Suite 400
San Mateo, CA 94402

> **Re: Nile Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2011**
> **File No. 001-34058**

Dear Mr. Kazam:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal No. 2: Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split, page 24

1. We note your statement on page 24 that "Although at present, apart from the sale of the additional equity securities that we may contemplate, we have no other current arrangements or understandings providing for the issuance of the additional shares that would be made available for issuance upon effectiveness of the reverse stock split." Please expand your discussion to describe the sale of the additional equity securities to which you have referred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director